ITEM 77I: TERMS OF NEW OR AMENDED SECURITIES


The Wilshire 5000 Index Portfolio also offers Qualified Class Shares. Qualified Class Shares are available only through a variable annuity contract an employer bought from an insurance company with which the Wilshire 5000 Index Portfolio has entered into an agreement.